OPERATING AGREEMENT
OF
REAL ESTATE RESERVE, LLC
A DELAWARE SERIES LIMITED LIABILITY COMPANY

OPERATING AGREEMENT
OF
REAL ESTATE RESERVE, LLC
A DELAWARE LIMITED LIABILITY COMPANY

This Operating Agreement (the "Agreement") is entered into this 15th day of November, 2015, by and among the undersigned (collectively, the "Members"). The Members have formed a Limited Liability Company (the "Company") pursuant to The Delaware Limited Liability Act, as amended from time to time (the "Act"), to be governed according to the terms and conditions as hereinafter set forth.

1. FORMATION AND NAME

The name of the Company shall be Real Estate Reserve, LLC. The Members herein approve and ratify the Articles of Organization and all actions of the Organizer in preparing and filing the Articles of Organization.

2. PRINCIPAL OFFICE/REGISTERED OFFICE

Section 2.1 <u>Principal Office</u>. The principal office of the Company in the State of Delaware shall be established at such location as shall be determined by the Managers from time to time. The Company may have such other offices, either within or without the State of Delaware, as the Managers may designate or as the business of the Company may from time to time require.

Section 2.2 <u>Registered Office</u>. The address of the initial registered office of the Company is 1201 Orange Street #600, Wilmington, Delaware 19899, and the Registered Agent at such address is InCorp Services, Inc. The registered office and agent may be changed from time to time by action of the Managers and by filing the prescribed form with the Delaware Secretary of State.

3. PURPOSE AND POWERS

Section 3.1 <u>Purpose</u>. The Company is organized for any legal and lawful purpose permitted under the Articles of Organization and the Act.

Section 3.2 <u>Powers</u>. The Company shall have all the powers granted to a limited liability company under the laws of the State of Delaware. If the Company qualifies to do business in a foreign jurisdiction, the Company may transact all business permitted in that jurisdiction. There is no jurisdictional restriction upon the Company's assets or activities.

4. TERM

Section 4.1 <u>Duration</u>. The Company shall have commenced its existence on the date its Articles of Organization were filed with the Delaware Secretary of State. The term of the Company shall be perpetual, and the Company shall dissolve only as specified in the Articles of Organization.

5. MANAGEMENT

Section 5.1 <u>Number of Managers</u>. The Company shall be managed by a board of one (1) Managers. The number of Managers may be changed from time to time by the vote or written consent of Members holding a majority of the Membership Interests. A Manager need not be a Member. The initial Managers of the Company shall be as follows:

Glenn Ribble   11445 W I-70 Frontage Road N   Wheat Ridge, Colorado 80033

Section 5.2 <u>Election and Term of Managers</u>. At each annual meeting of Members, the Manager or Managers shall be elected to hold office until the next annual meeting. Each Manager shall be elected by the vote of Members holding a majority of the Voting Membership Interests, and shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified, except in the case of the death, resignation, or removal of such Manager.

Section 5.3 <u>Removal, Resignation and Vacancies</u>. Any Manager may be removed from office with or without cause by the affirmative vote of the Members holding a majority of the Voting Membership Interests. Any Manager may resign as a Manager at any time by giving written notice to the Members. Any such resignation shall take effect on the date of the receipt of such notice or any later time specified therein. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. The Voting Members, and only the Voting Members, may fill any vacancy in the office of any Manager.

Section 5.4 <u>General Obligations</u>. The Managers shall execute and cause to be filed original or amended documents and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the State of Delaware and any other states or jurisdictions in which the Company engages in business.

Section 5.5 <u>General Authority</u>. Subject to the provisions of Section 5.9 hereof, the Managers shall have the complete and exclusive control over the management of the business and affairs of the Company. If there is more than one Manager they shall operate as a Board and the rights and powers of the Managers shall be exercised among them as they may agree among themselves, but in the absence of such an agreement or in the event of deadlock or other lack of decision pursuant to such other agreement, they shall be bound by the majority vote of the Managers then in office. The Board of Managers shall designate one of their Managers to be identified as the President of the Company, and that Manager shall have such rights and privileges as are delegated to him by the Board of Managers. The initial President shall be Glenn Ribble. The Board of Managers shall also create such other officers and delegate to those officers such duties as the Board of Managers in its discretion deems advisable. Except as provided in Section 5.9 hereof, the Members shall have no right to participate in the management or control of the business and affairs of the Company, and shall have only the voting rights specifically set forth in this Agreement or as otherwise required and not subject to waiver under the Act. In addition to this general management authority, the Managers shall have the following specific rights, subject to compliance with the other provisions of this Agreement:

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Real Estate Reserve, LLC Exhibits

(a)   To contract to sell, sell, lease, exchange, grant any option on, or otherwise transfer or dispose of any Company real or personal property or any portion thereof or any interest therein;

(b)   To operate, manage, and collect income from any real or personal property owned by the Company;

(c)   To borrow money from banks, other third party lenders or the Members on terms and conditions which the Managers deem reasonable, and to pledge, mortgage and grant security interests or deeds of trust in or on any property owned by the Company as security for the payment of indebtedness authorized by this Agreement;

(d)   To mortgage, pledge, hypothecate or authorize or grant any security interest or lien in or on Company property other than to secure repayment of indebtedness authorized by this Agreement;

(e)   To make any reasonable expenditures for the organization, operation and conduct of the business and affairs of the Company and to negotiate, execute, acknowledge, file, record, deliver and perform any agreements and instruments considered necessary or appropriate by the Managers for the conduct of the Company business and affairs in accordance with this Agreement or for the implementation of the powers granted under this Agreement;

(f)   To prepay, modify, amend, renew, or extend any authorized Company indebtedness;

(g)   To make any and all elections for federal, state and local tax purposes including any election, if permitted by applicable law to adjust the basis of property pursuant to Sections 754, 734(b) and 743(b) of the Internal Revenue Code of 1986, as amended (the "Code"), or comparable provisions of state or local law, in connection with transfers of any Membership Interest in the Company and Company distributions;

(h)   To maintain insurance for the benefit of the Company;

(i)   To invest Company funds in commercial paper, government securities, certificates of deposit, time deposits, banker's acceptances, money market funds, or similar investments having a maturity generally considered to be short term;

(j) To employ or engage and compensate persons including and in addition to the Managers to manage or operate Company property and to perform Company administrative services, accounting services, independent auditing services, legal services, and other services for the benefit of the Company.

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Real Estate Reserve, LLC- Exhibits

Section 5.6 <u>Scope of Duties</u>. The Managers shall not be required to devote their full time to the business or affairs of the Company, but shall devote the time reasonably necessary to perform the duties of the Managers under this Agreement and to prudently manage and operate the Company's business and properties.

Section 5.7 <u>Limitation of Liability and Indemnification of Managers</u>.

(a)   The Managers shall not be liable for the return of any contribution of capital of any Member or for any profits thereon, and any return of capital and profits shall be made, if at all, solely from the assets and business of the Company;

(b)   Except as otherwise provided herein, no Manager shall be liable to the Company or the Members or other Interest Holders for any act or omission in connection with the business or affairs of the Company including, without limitation, any breach of fiduciary duty as a Manager, any mistake of judgment and any business decision (including any decision regarding the timing of any acquisition or disposition of any property of the Company), so long as the Manager against whom liability is asserted acted in good faith on behalf of the Company and in a manner reasonably believed by the Manager to be within the scope of authority under this Agreement and in the best interests of the Company, unless such act or omission constitutes gross negligence, intentional misconduct, fraud or a knowing violation of law.

(c)   The Company or its successor, trustee or receiver shall indemnify, defend and hold harmless the Mangers against all claims, demands, actions, losses, liabilities, damages, costs and expenses, which after the date of this Agreement arise out of the Company or its business or affairs, including reasonable attorney's fees incurred in defending all such matters; provided, however, that this indemnification provision shall apply only if the Manager against whom a claim, action or demand is asserted has acted in good faith on behalf of the Company and in a manner reasonably believed by such Manager to be within the scope of authority under this Agreement and in the best interests of the Company and only if the act or omission underlying the claim, action or demand did not constitute intentional misconduct, fraud or a knowing violation of law.

(d)   The satisfaction of the indemnification obligations of the Company under this Section shall be from and limited to the assets of the Company, and no Member or other Interest Holder shall have any personal liability for the satisfaction of any such indemnity obligation. In the event that a final determination by a court of competent jurisdiction is made that the Company is not obligated in respect of any amount previously paid by it to or on behalf of any Manager, such Manager shall refund that amount within thirty (30) days of such final determination.

Section 5.8 <u>Binding Authority</u>. So long as there is more than one Manager, the signature of any one Manager under this Agreement shall not be sufficient to bind the Company to any agreement or on any document or instrument unless the executing Manager shall be either (a) the President, or (b) empowered to act for the Company by a resolution signed by a majority of the Managers then in office. Notwithstanding the foregoing, each Member agrees not to assert any claim to the effect that execution or performance of any instrument or document executed by only one Manager breached this Agreement or the duties of the Managers and is therefore unenforceable, against any person dealing with the Managers in good faith and without actual notice of the asserted claim at the time of the delivery of the instrument or document, provided that this Section 5.8 shall not be construed to limit any recourse by any Member against the Managers or the Company for any breach of this Agreement or the duties of the Managers. Any person dealing with the Company may rely upon a certificate signed by any Manager as to (a) the identity of any Member, (b) any fact relevant to the Company, and (c) the due authority of persons purporting to act on behalf of the Company.

Section 5.9 <u>Unanimous Vote Restrictions on Manager Authority</u>. Except as otherwise stated herein, no Manager shall directly or indirectly perform any of the following actions without the unanimous vote or written consent of all the Members.

(a) Do any act in contravention of this Agreement, as amended from time to time;

(b) Do any act which would make it impossible to carry on the ordinary business of the Company, provided that actions of the Managers in accordance with the purposes of the Company or rights and powers granted under this Agreement shall not be considered to breach this clause;

(c) Confess a judgment against the Company;

(d) Possess Company property, or assign rights in specific Company property, for other than a Company purpose;

(e) Knowingly perform any act that would subject any Member to liability as a general partner of a partnership in any jurisdiction;

(f) Commingle funds of the Company with funds of any other person;

(g) Lend to any Manager any of the cash funds or other Company property;

(h) Cause the Company to purchase or lease property from a Manager, or sell or lease Company property to a Manager;

(i) Incur Company indebtedness in excess of the fair market value of the assets of the Company;

(j) Guarantee the indebtedness of any person or cause, suffer or permit any Company property to secure or become collateral for any indebtedness of any person other than the Company;

(k)   Extend the statute of limitations for assessment of tax deficiencies against the Company and its Members with respect to adjustments to the Company's federal, state or local tax returns;

(l)   Sell all or substantially all of the assets of the Company;

(m)   Merge or otherwise engage in any kind or business combination or reorganization with another entity or other person.

(n)   Create or terminate any series as authorized by Section 19 hereunder.

6. REIMBURSEMENT OF EXPENSES OF MANAGERS

The Company shall pay or reimburse the Managers for all reasonable legal, accounting, travel, and other fees and expenses incurred by the Managers in connection with the performance of their obligations under this Agreement.

7. RIGHTS AND RESTRICTIONS OF MEMBERS

Section 7.1 <u>Restrictions on Members</u>. No Member, in the capacity as such, without the unanimous written consent of all Members, shall do any of the following:

(a)   Borrow or lend money on behalf of the Company;

(b)   Purport to or sell, mortgage, lease, or otherwise dispose of or encumber property of the Company;

(c)   Sell, assign, pledge, or mortgage a Member's Interest in the Company, except as otherwise provided in Article 14;

(d)   Purchase any real estate or equipment on behalf of the Company;

(e)   Exercise or represent to any third party that such Member has the right to exercise any of the powers of the Managers described in this Agreement.

Section 7.2 <u>Admission of New Members</u>. Subject to Section 14, New Membership Units may be created and issued and new Members may be admitted to the Company upon the unanimous voluntary vote or unanimous voluntary written consent of the existing Voting Members. New Membership Units shall be issued for such consideration as may be fixed by the Managers. Before being admitted as a new member, each new Member shall execute a written consent to be bound by the terms and conditions of the Articles of Organization and this Operating Agreement.

8. MEETINGS

Section 8.1 <u>Annual Meetings</u>. The Company shall hold an annual meeting of the Members, which shall be held at such date and time as shall be determined by the Managers. Should the date of the annual meeting fall upon a legal holiday, then the annual meeting shall be held at the same time and place on the next day which is not a legal holiday.

Section 8.2 <u>Special Meetings</u>. Special meetings of the Members may be called at any time by any Manager of the Company or by Members holding at least fifty percent (50%) of the outstanding Voting Membership Interests by delivering written notice of such meeting to the Managers.

Section 8.3 <u>Notice</u>. The Managers of the Company shall cause notice of the annual meeting, and any special meeting, to be given to each Member entitled to vote at the meeting, either in person, by fax, or by first class mail, postage pre-paid, not less than ten (10) days nor more than sixty (60) days prior to such meeting. The notice shall specify the place, the day, and the hour of such meeting. In addition, the notice of any special meeting shall specify the purpose or purposes for which the meeting is called. Notice shall be deemed delivered by first class mail if mailed to the address of each Member as such Member's address appears on the Company's records.

Section 8.4 <u>Waiver of Notice</u>. Any meeting of the Members, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the Members not present signs a written waiver of notice or consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the records or made a part of the minutes of the meeting.

Section 8.5 <u>Adjourned Meetings and Notice Thereof</u>. Any Members' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority, present in person or represented by proxy, but in the absence of a quorum no other business may be transacted at any such meeting. Other than by announcement at the meeting at which such adjournment is taken, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. However, when any Members' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

Section 8.6 <u>Action by the Members Meetings; Quorum; Majority</u>. The Members may only vote upon matters as to which the Members are authorized to take action pursuant to this Agreement or by applicable law and not subject to modification or waiver. Except as specifically otherwise provided herein, Members may vote, approve a matter or take any action by the vote of Members at a meeting, in person or by proxy or without a meeting by written consent. For any meeting of Members, the presence in person or by proxy of Members owning more than fifty percent (50%) of the total Membership Interests at the time of the action taken constitutes a quorum for the transaction of business. If any Membership Interest has been transferred under this Agreement to persons who are Interest Holders but who have not been admitted as Members, the voting rights associated with such Interests shall not be considered outstanding for purposes of any vote by Members under this Agreement unless by the terms of the transfer the assigning Member retains such voting rights and the Company received actual written notice of the foregoing. The voting power or rights of the Members for all purposes of this Agreement shall be determined as of the date of giving notice of the meeting or as of the date of the notice for proposed action by written consent without a meeting.

Section 8.7 <u>Action by Written Consent</u>. Any action may be taken by the Members without a meeting if authorized by the written consent of Members holding more than fifty percent (50%) of the Membership Interests, or such higher percentage as required under the Act or this Agreement. In no instance where action is authorized by written consent need a meeting of Members be called or noticed.

Section 8.8 Place of Meeting of Members. The meetings of the Members shall be held at the location stated in the notice thereof.

Section 8.9 Telephonic Meeting. The Members of the Company may participate in any meeting of the Members by means of conference by telephone, electronic media, or similar communication if all persons participating in such can communicate with one another for the entire discussion of the matter(s) to be voted upon. Participating in a meeting pursuant to this section shall constitute presence in person at such meeting.

9. CAPITAL CONTRIBUTIONS AND MEMBER'S INTERESTS

Section 9.1 Initial Capital Contributions. The initial capital contributions of the Members shall consist of the cash, services, or property as reflected in the official records of the Company. All original contributions once fully received shall be credited to the Members' respective capital accounts as initial contributions to the capital of the Company. In exchange therefore, each Member shall be issued Units of the Company as indicated in Exhibit "B."

Section 9.2 Membership Interest. A Member's Membership Interest shall equal the percentage of the total Units owned by that Member divided by the total number of Units issued and outstanding as shall be reflected on Exhibit "B."

Section 9.3 Classes of Members. The Company, and any Company series created hereunder, may have multiple classes of beneficial interests including any structure of multiple preferred and common voting interests.

Section 9.4 Subsequent Contributions. Subsequent contributions to the capital of the Company shall be made in such amounts and at such times as the Members shall from time to time agree by the vote or written consent of the Voting Members holding a majority of the Membership Interests, subject to contributions to capital required to restore the capital account deficit of a Member to zero as required by Section 15.5 of this Agreement.

Section 9.5 Subsequent Contributions. If there is a standing Charging Order issued by any Court or similar jurisdictional authority against a Member or Manager of the Company, and their assets or ownership of the Company, there shall be no distributions to any Member to which a standing Charging Order has been issued and any allocations of income shall be reported to the beneficiary or plaintiff benefitting from any such Charging Order.

10. CAPITAL ACCOUNTS

Section 10.1 Composition of Capital Account. Separate capital accounts shall be maintained by the Company for each Member in accordance with Code Section 704(b) and the Regulations promulgated thereunder, representing the Members' respective capital contributions to the Company.

(a)   The capital account of each Member shall consist of the original contribution to capital by the Member, increased by the following:

    (i)   The fair market value of any property contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752);

    (ii)   Additional contributions by the Member of cash; and

    (iii)   The Member's share of the Company's Net Profits allocated to the Members pursuant to Article 11, including income and gain as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g).

(b)   The capital account of the Member shall be decreased by the following:

    (i)   The amount of money distributed to the Member by the Company pursuant to Article 13;

    (ii)   The fair market value of property distributed to the Member by the Company (net of liabilities secured by such property that the Member is considered to assume or take subject to pursuant to Code Section 752); and

    (iii)   Allocations to the Member of Company loss and deductions, including loss and deductions computed for book purposes described in Regulations Section 1.704(b)(2)(iv)(g).

(c)   In cases where Code Section 704(c) applies to property of the Company, the Members' capital accounts shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(g) for allocations to the Members of depreciation, depletion, amortization, gain, and loss, as computed for book purposes, with respect to such property.

(d)   The capital accounts of the Members may be adjusted to reflect a revaluation of Company property (including intangible assets such as goodwill) on the Company's books, to the extent provided in Regulations Section 1.704-1(b)(2)(iv)(f).

(e)   The Managers may make all elections for federal income tax purposes, including an election to adjust the basis of the Company property pursuant to Code Sections 734, 743 and 754, in the event of the transfer of an Interest in the Company or the distribution of property by the Company. The Members' capital accounts shall be adjusted to the extent provided in Regulations Section 1.704-1(b)(2)(iv)(m).

(f)   The provisions of this Agreement regarding the maintenance of capital accounts are intended to comply with Code Section 704(b), as amended, and the Regulations promulgated thereunder. Notwithstanding anything to the contrary contained in this Article 10, the Members, by unanimous consent may modify the method in which capital accounts are maintained, provided such changes are consistent with Code Section 704 and Regulations promulgated thereunder.

(g)   Increases or decreases to a Member's capital account shall not affect the Member's Membership Interest as defined in Section 9.2 of this Agreement.

Section 11.2. Subject to Section 15.3, a Member may withdraw all or any portion of its Capital Account Balance at such time or times and in such manner as shall be approved by unanimous consent of the Members, which consent may be granted or withheld in each Member's sole discretion. Any Member withdrawing the entire balance of its Capital Account shall, upon the completion of such withdrawal, be deemed to have withdrawn from the Company pursuant to Section 15.6.

11. PROFITS AND LOSSES

Section 11.1 <u>Net Profits and Losses</u>. After giving effect to the special allocations set forth in Sections 11.2 and 11.3, Net Profits and Net Losses shall be allocated and credited to the Members' respective capital accounts in proportion to the respective Membership Interests.

Section 11.2 <u>Special Allocations</u>.

(a)   <u>Qualified Income Offset</u>. Except as provided in Section 11.2(b) hereof, in the event any Member unexpectedly receives any adjustment, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by such Regulations, the adjusted capital account deficit of such Member as quickly as possible.

(b)   <u>Minimum Gain Chargeback</u>. Notwithstanding any other provision of this Section 11.2, if there is a net decrease in Company minimum gain for any Company fiscal year, the minimum gain chargeback requirement contained in Regulations Section 1.704-2 shall apply and each Member must be allocated items of Company income and gain for that year equal to that Member's share of the net decrease in Company minimum gain. This Section 11.2(b) is intended to comply with the minimum gain chargeback requirement of the Regulations and shall be interpreted consistently therewith.

Section 11.3 <u>Curative Allocations</u>. The allocations set forth in Section 11.2(a) and 11.2(b) (the "regulatory allocations") are intended to comply with certain requirements of Code Section 704 and Regulations promulgated thereunder. Notwithstanding any other provisions of this Section 11.3, the regulatory allocations shall be taken into account in allocating other profits, losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other profits, losses and other items and the

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Real Estate Reserve, LLC- Exhibits

regulatory allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the regulatory allocations had not occurred.

Section 11.4 Federal Income Tax. It is the intent of this Company and its Members that this Company will be governed by the applicable provisions of Subchapter K, of Chapter 1 of the Code, as amended.

12. INTEREST AND COMPENSATION, LOANS

Section 12.1 Interest and Compensation. No Member will be credited with interest on his or her capital account, and, unless the other Members unanimously agree, no Member in his or her capacity as a Member shall be entitled to a salary for services rendered on behalf of the Company.

Section 12.2 Loans. Any Member may, with the approval of the Members holding a majority of the Membership Interests or as provided by this Agreement, lend or advance money to the Company. If any Member shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member shall be repayable out of the Company's cash, and shall bear interest at such rate and be payable under such terms as shall be agreed between the Company and the lending Member at the time of the loan. Except as otherwise provided herein, none of the Members shall be obligated to make any loan or advance to the Company.

13. DISTRIBUTIONS TO MEMBERS

Section 13.1 Distributions. The Managers shall determine the amount of cash, if any, available for distribution at such times as the Managers of the Company deem advisable. The distribution shall be based upon all relevant factors, including, but not limited to, the operating expenses and debt service of the Company, sums expended or projected by the Company for capital expenditures and a reasonable reserve for working capital.

Section 13.2 Tax Distributions. If any Member requires a distribution of all or any portion of the Member's share of Company profits in order to pay the Member's federal or other taxes on the Member's share of these profits for any taxable year, the Company may, to the extent that its financial condition reasonably permits, make this distribution to the Beneficiary on a timely basis;

As a condition for the distribution, the Company may, under reasonable conditions of confidentiality, require the Member to disclose to the Company's tax adviser relevant information concerning the Member's tax and financial affairs.

The term "Member" shall not be deemed to include an Assignee of a Membership Interest, where the assignment of the Membership Interest was the result of an involuntary, coerced, or court ordered assignment by the Member ("Involuntary Assignee" as defined in Section 14.9). In such a case the Assignee shall have no claim on the Company, Managers, or any Member for a distribution of all or any portion of the Member's share Company profits then attributable to the Assignee as a result of the involuntary assignment, or to any of the Company's assets. The voluntary or involuntary nature of an assignment of a Membership Interest shall be determined after a review of the facts and circumstances surrounding the assignment, and by a unanimous vote of the Members (exclusive of the votes of the Assignor Member or the Assignee).

Section 13.3   Amount of Distributions.   No distribution shall be made if, after the distribution is made, (a) the assets of the Company are less than all liabilities of the Company, except liabilities to Members on account of their contributions, or (b) the Company would not be able to pay its debts in the usual course of business.

Section 13.4   Allocation of Distribution.   Distributions shall be made in proportion to the Membership Interests in the Company, as of the date of distribution, unless agreed otherwise by the unanimous vote of the Members.

14. RESTRICTIONS ON TRANSFER OF A MEMBER'S INTEREST

Section 14.1   Right of First Refusal.   Except as specifically provided herein or as may be specifically authorized in a separate written instrument executed by Members holding a majority of the Membership Interests, no Transferring Member shall voluntarily sell, transfer, encumber, assign, or otherwise dispose of all or any part of the Member's Interest in the Company to any Transferee without first offering to sell the Interest to the Company. The Transferring Member shall send to the Company a written offer executed by the Transferee stating (1) the exact Interest to be purchased by the Transferee, (2) the amount of the purchase price, (3) the terms for the purchase, and (4) the qualifications of the Transferee, if any, required to own a Membership Interest in the Company.

(a)   Within thirty (30) days after receipt of the written offer by the Company, the Company may purchase the Interest of the Transferring Member on the terms set forth in the offer by the Transferee. The exercise of the option by the Company shall be determined by the vote of the Managers.

(b)   Within five (5) days of the Company's failure to exercise any right of first refusal described in this Article 14, the Managers of the Company shall forward to each Member of the Company a copy of the Transferring Member's written offer together with a statement that the Company has elected not to exercise its right of first refusal. The Members shall then have the right to purchase the Interest in the Company at the price and on the terms specified in the Transferring Member's written offer. Any Member desiring to acquire part or all of the Interest shall deliver to the Managers of the Company a written election to purchase the Interest or a specified portion of such Interest, within thirty (30) days of the date of the Company's notice. If the Company receives notice from Members electing to purchase in the aggregate more than the Transferring Member's Interest, each purchasing Member shall have priority, up to the amount of the Interest specified in his or her notice, to purchase such proportion of the Interest as his or her Interest bears to the total Membership Interests of the Company held by Members electing to purchase.

(c)   If any Member elects to purchase as specified above, the Managers of the Company shall notify each purchasing Member of the Transferring Member's Interest as to which his or her election was effective within fourteen (14) days of the expiration of the option period provided to Members described herein. Such Members shall meet the terms and conditions of the purchase within twenty-one (21) days after receipt of the Managers' notification of the Transferring Member's Interest as to which such Member's election was effective.

(d)   If the Company and the Members do not exercise the right of first refusal as to the entire Interest of the Transferring Member described in the written offer, the Transferring Member may sell, transfer, assign, encumber, or otherwise dispose of the Membership Interest to the Transferee specified in the notice on the exact terms specified in the notice; provided, that if the Transferring Member does not sell, transfer, assign, encumber, or otherwise dispose of the Membership Interest to the Transferee on those exact terms within sixty (60) days after expiration of the time for the Company and Members to exercise the right of first refusal, the Transferring Member must, before disposing of the Membership Interest, re-offer the Membership Interest to the Company and the Members in the manner as set forth in this Article 14; provided further that if the Members of the Company do not approve of the proposed sale, transfer, assignment, or encumbrance by vote or written consent of Members holding a majority of the Membership Interests, the Transferee of the Membership Interest shall have no right to vote or participate in the management of the business and affairs of the Company or to become a Member. The Transferee, unless written consent of Members holding a majority of the Membership Interests is obtained, is only entitled to receive the share of profits or other compensation by way of income, and the return of contributions to which the Transferring Member would otherwise be entitled.

(e)   No Transferring Member or any Transferee may exercise any voting rights of a Member except upon admittance by the non-transferring Members of the Transferee as a new Member, and until such admittance the Transferee shall have only those rights prescribed in the Act.

Section 14.2   <u>Rights of Transferee</u>. In the event the sale, transfer, assignment or encumbrance is approved by written consent of Members holding a majority of the Membership Interests, and the requirements of Section 14.3 and 14.4 are satisfied, the Transferee shall be admitted to all the rights and powers of a Member, and is subject to all the restrictions and liabilities of the Transferring Member. However, pursuant to the Act, the Transferring Member is not released from liability to the Company.

Section 14.3   <u>Conditions to Transfer</u>. Notwithstanding the provisions of Sections 14.1 and 14.2 above, no Member shall have the right voluntarily or involuntarily to sell, assign, pledge, mortgage, encumber or grant any security interest in or otherwise transfer all or any portion of any Membership Interest, and no such purported transfer need be recognized by the Company, unless all of the following requirements are satisfied:

(a)   The transfer shall not of itself cause the Company to be in default under any indebtedness of the Company;

(b)   The transfer shall not violate any federal or state securities law;

(c)   The Transferring Member shall deliver to the Company a fully executed written agreement of assignment that sets forth the name, address, and taxpayer identification number of the Transferee, and the terms of such transfer, provided such terms shall not conflict with any provision of this Agreement;

(d)   If any Member is a closely held corporation, or is an unincorporated association or partnership, the transfer, assignment or hypothecation of any stock or interest in such corporation, association or partnership in the aggregate in excess of fifty percent (50%) shall be deemed an assignment or transfer within the meaning of this Agreement, except as provided in Section 14.5 hereof.

Section 14.4   Admission of Substitute Members.   Notwithstanding the provisions of Sections 14.1 and 14.2 above, no Transferee shall become a substitute Member unless the following additional conditions are met:

(a)   The Transferee executes, acknowledges and delivers to the Company a written consent as required in Section 7.2, and executes such other instruments as the Managers deem necessary or appropriate for admission as a substitute Member;

(b)   Each Transferee reimburses the Company for all reasonable accounting, legal and other expenses incurred by the Company regarding the transfer and such admission.

(c)   A transferee who acquires an interest in the Company without complying with the requirements of this Section or Section 14.3 shall not become a substitute member, but shall have only those rights of a transferee set forth in the Act.

Section 14.5   Permitted Transfers.

(a)   Any Member may, notwithstanding Sections 14.1 and 14.2, without the necessity of complying with the provisions thereof, transfer all or part of the Member's Interest in the Company:

(i)   To the Company;

(ii)   To any other existing Member; or

(iii)   To a revocable living trust for the benefit of the Member to the extent allowed by local law, provided that the Trustee shall hold such Membership Interest subject to the provisions of this Agreement and the Transferring Member shall continue to be treated as the owner of the Membership Interest for purposes of Section 14.6, below.

Section 14.6 <u>Transfer Upon Death of Member</u>. Upon the death of any member, the decedent's Membership Interest shall be allowed to pass to the decedent's heirs, beneficiaries or other successors, provided that any such recipient shall not exercise any voting rights as a Member except upon compliance with the requirements necessary for a Transferee to become a substitute Member as set forth in this Article.

Section 14.7 <u>Governmental Approvals</u>. The Company shall apply for and use its best efforts to obtain all governmental and administrative approvals required, if any, in connection with the purchase and sale of Membership Interests under this Agreement. The Members shall cooperate in obtaining such approvals and to execute all documents that may be required to be executed by the members in connection with such approvals. The Company shall pay all costs and filing fees in connection with obtaining such approvals.

Section 14.8 <u>Effect of Transfer</u>. Upon the Transfer of the entire Interest in the Company of a Member and effective upon the admission of such Member's Transferee(s) pursuant to Section 14.4, the transferring Member shall be deemed to have withdrawn from the Company as a Member.

Section 14.9 <u>Involuntary Transfers</u>. No Member shall involuntarily transfer or pledge to any person all or any part of the Member's rights as a Member (whether these rights are economic or non-economic) except upon the unanimous, affirmative vote of the other Members holding all the Company's voting interests (exclusive of the membership interests held by the Member wishing to make the transfer or pledge in question).

Provided a court of proper jurisdiction, issues an order to transfer, assign, or otherwise convey the membership interest to a judgment creditor, any such transfer without the unanimous, affirmative vote of the other Members holding all the Company's membership interests (exclusive of the membership interests held by the Member ordered to make the transfer or pledge in question), the assignee, transferee, or recipient of the membership interest shall only have the rights of Assignee (hereinafter "Involuntary Assignee") as to the membership interest. The Involuntary Assignee shall have no voting rights and shall retain its status as an assignee indefinitely, or until, by unanimous consent, the voting Members vote to include the Involuntary Assignee as a Voting Member. As such, the Involuntary Assignee's rights shall be expressly restricted to limited distributions rights, as provided in Trust Agreement and as limited by Section 13.2.

Furthermore, the Involuntary Assignee who received its rights and interests by court order or judgment, shall immediately pay over to the Company an amount of Twenty-Five-Thousand Dollars ($25,000.00) in order to pay for all necessary legal, accounting, bookkeeping, etc., expenses (hereinafter "Assignee Fee") including, but not limited to, the following:

(a) Amendments and filings with the Secretary of State;

©Kyler Kohler Ostermiller & Sorensen, LLP 2015
Real Estate Reserve, LLC- Exhibits

(b) Operating Agreement amendments including any allocation provisions (special or ordinary) as controlled by Section 11 of this Operating Agreement, amendments to reflect the Involuntary Assignee Interest, or amendments to reflect the addition of an Assignee;

(c) Accounting expenses to make distributions in accordance with this Operating Agreement to the Involuntary Assignee as provided in Section 13.2;

(d) Accounting expenses for any changes to Company Capital Accounts as controlled by Section 10 of this Operating Agreement;

The Company, Managers, or Members shall have no obligation to return to the Involuntary Assignee, the balance of initial Assignee Fee if not wholly exhausted on the necessary legal, accounting, bookkeeping, etc., expenses. The balance shall be allocated to any ongoing legal, accounting, bookkeeping, etc., expenses related to the Involuntary Assignee. The Managers, on behalf of the Company and after a good faith accounting of the initial Assignee Fee, may require the Involuntary Assignee to contribute additional funds to pay for any ongoing legal, accounting, bookkeeping, etc., expenses related to the Involuntary Assignee.

If the Involuntary Assignee fails to contribute the necessary funds for either the initial Assignee Fee or subsequent good faith requests by the Managers for ongoing expenses, such failure to contribute shall be deemed a failure to make a necessary capital contribution, and upon the majority vote of the Voting Members, the Involuntary Assignee's interest may be terminated. The Company shall have the Involuntary Assignee's interest appraised. The appraised value of the Involuntary Assignee's interest may be reduced by the cost of the appraisal (hereinafter "Net Appraised Value"), and the Company, upon the affirmative majority vote of the Voting Members, may liquidate the Involuntary Assignee's interest in the amount of the Net Appraised Value.

15. DISSOLUTION AND LIQUIDATION

Section 15.1 <u>Events Requiring Dissolution</u>. The Company shall be dissolved only upon the vote or written consent of the Members holding a majority of the Membership Interests and as may be specified in the Articles of Organization.

Section 15.2 <u>Liquidation</u>. Upon the occurrence of any event requiring dissolution as set forth in Section 15.1 or in the Articles of Organization, if the business of the Company is not continued as allowed in the Articles of Organization, if applicable, the Managers of the Company shall execute and file with the Secretary of State such dissolution documents as are required by law, and the Company shall cease to carry on its business and shall wind up its affairs and liquidate.

Section 15.3 <u>Distribution of Assets</u>. During the liquidation of the Company, the Members shall continue to share Net Profits and Losses in the same proportions as before dissolution. In settling accounts after dissolution, the proceeds from the liquidation of the Company's assets shall be applied as follows:

©Kyler Kohler Ostermiller & Sorensen, LLP 2015
Real Estate Reserve, LLC- Exhibits

(a)   To creditors of the Company, including Members who are creditors, in the order of priority as provided by law, other than debts owed to Members for their contributions;

(b)   To the Members with respect to their share of profits and other compensation; and

(c)   To the Members with respect to their contributions to capital.

Section 15.4 <u>Gains or Losses</u>. During liquidation, any gain or loss on the disposition of the Company's property shall be credited or charged to the Members in accordance with the provisions of Article 10. Any property distributed in kind in liquidation shall be valued and treated as though the property was sold for its fair market value and the cash proceeds distributed. The difference between the value of the property distributed in kind and its book value to the Company shall be treated as a gain or loss on the sale of the property to be allocated between the Members pursuant to Article 11.

Section 15.5 <u>Deficit Capital Account of a Member</u>. If the Company is liquidated and a Member has a capital account deficit after taking into account all relevant adjustments, unless otherwise determined by vote or written consent of Members holding a majority of the Membership Interests, the Member shall contribute additional capital to the Company in an amount sufficient to eliminate such deficit by the end of the taxable year in which the liquidation occurred (or, if later, ninety (90) days after the date of liquidation).

Section 15.6 <u>Withdrawal of Members</u>. Except pursuant to Section 14.8, no Member may withdraw from the Company without the sole unanimous consent of the Members, which consent may be granted or withheld in their sole discretion. Any Member withdrawing in contravention of the Section 15.6 shall indemnify, defend and hold harmless the Company and all other Members from and against any losses, expenses, judgments, fines, settlements or damages suffered or incurred by the Company or any other Member arising out of or resulting from such withdrawal.

16. INDEMNIFICATION

Section 16.1 <u>Indemnification of Member, Employee or Agent: Proceeding Other Than By Company</u>. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he is or was an Organizer, Member, Manager, Officer, employee or agent of this Company, or is or was serving at the request of this Company as an organizer, manager, director, officer, employee or agent of another limited-liability company or corporation, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of this Company, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 16.2   Indemnification of Member, Employee or Agent: Proceeding By Company. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of this Company to procure a judgment in its favor by reason of the fact that he is or was an Organizer, Member, Manager, Officer, employee or agent of this Company, or is or was serving at the request of this Company as an organizer, member, manager, director, officer, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the actions or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to this Company or for amounts paid in settlement to this Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 16.3   Indemnity if Successful.   To the extent that an Organizer, Member, Manager, Officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 16.1 or 16.2, or in defense of any claim, issue or matter therein, the Company shall indemnify the Member, employee or agent against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

Section 16.4   Expenses.   Any indemnification under Sections 16.1 and 16.2, unless ordered by a court or advanced by the Company, must be made by this Company only as authorized in the specific case upon a determination that indemnification of the Organizer, Member, Manager, Officer, employee or agent is proper in the circumstances.   The determination must be made:

(a)   By a majority vote of a quorum of Managers who were not parties to the act, suit or proceeding; or

(b)   If a quorum consisting of Managers who were not parties to the act, suit or proceeding cannot be obtained, by a majority of the Members, disregarding the vote of any Member or Manager who was a party to the act, suit or proceeding.

17. COMPANY RECORDS AND REPORTS

Section 17.1   Books and Records.   The Managers shall cause the Company to keep the following:

(a)   Complete books and records of account in which shall be entered fully and accurately all transactions and other matters relating to the Company. The

Company's books and records shall be kept on a cash basis, except as the Managers may otherwise determine to be permitted under the Code;

(b)   A current list of the full name and last known business or residence address of each Member set forth in alphabetical order listing the Member's capital contribution to the Company and Interests owned;

(c)   A copy of the filed Articles of Organization and all filed amendments thereto and all filings by the Company in Delaware and other states;

(d)   Copies of any powers of attorney pursuant to which any document in (c), above has been executed;

(e)   Copies of the then effective operating agreement of the Company; and

(f)   Any and all records requested to be kept for any statutory, regulatory or other applicable law.

All such books and records shall be maintained at the principal executive office of the Company, and as to those designated in Subparagraphs (b) through (e) above, inclusive, also at the registered office of the Company. In each location, such books and records shall be available for inspection and copying by, and at the expense of, the Members, or their duly authorized representatives, during reasonable business hours.

18. MISCELLANEOUS PROVISIONS

Section 18.1 <u>Agreement to Perform Necessary Acts</u>. Each Member agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

Section 18.2 <u>Amendments</u>. The provisions of this Agreement and the Articles of Organization may not be waived, altered, amended, or repealed, in whole or in part, except with the written consent of Members holding a majority of the Membership Interests.

Section 18.3 <u>Notices</u>. All notices or other communications required or permitted to be given under this Agreement shall be in writing and shall be (a) delivered personally, (b) sent via Federal Express (or via another comparable overnight messenger service), or (c) mailed, certified or registered mail, return receipt requested, to the parties hereto at the addresses set forth in relation to the signature lines of this Agreement. Personally-delivered notices shall be deemed given upon actual personal delivery to the intended recipient. Notices sent via Federal Express (or via another comparable overnight messenger service) shall be deemed given on the business day immediately following the day of dispatch. Mailed notices shall be deemed given upon the earliest of three (3) business days after deposit into the United States Mail registered or certified, with postage fully-prepaid, or the date of actual receipt as evidenced by the return receipt.

Section 18.4 <u>Binding Effect</u>. Subject to the provisions hereof, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The parties hereto agree for themselves and for their successors and assigns, and their successors in interest, no matter how such succession in interest is acquired, to execute any instrument that may be necessary or proper to carry out all of the purposes and intentions of this Agreement. The Membership Interest of any successor to any party hereto that is not also a party hereto shall be treated hereunder as though it has continued and is continuing to be held by such party hereto for the purposes of determining the priorities of the rights of the parties hereto to purchase such Membership Interest under the terms of this Agreement.

Section 18.5 <u>Severability</u>. If any sentence, paragraph, clause or combination of the same in this Agreement is held by a court of competent jurisdiction to be unenforceable in any jurisdiction, such sentence, paragraph, clause or combination shall be unenforceable in the Jurisdiction where it is so held and the remainder of this Agreement shall remain binding on the parties hereto in such jurisdiction as if such unenforceable provision had not been contained herein. The enforceability of such sentence, paragraph, clause or combination of the same in this Agreement otherwise shall be unaffected and shall remain enforceable in all other jurisdictions.

Section 18.6 <u>Governing Law</u>. The validity, construction, interpretation and enforceability of this Agreement shall be determined and governed by the laws of the State of Delaware. Notwithstanding the foregoing, if any law or set of laws in the State of Delaware requires or otherwise dictates that the laws of another state or jurisdiction must be applied in any proceeding involving this Agreement, such Delaware law or set of laws shall be superseded by this Section and the remaining laws of the State of Delaware nonetheless shall be applied in such proceeding.

Section 18.7 <u>Exclusive Jurisdiction</u>. It is agreed that the Courts of the State of Delaware, shall be the sole and exclusive forum for the resolution of any disputes arising among any of the Members. The Company and each of the Members expressly and unconditionally confer jurisdiction for the resolution of any and all disputes upon such Court.

Section 18.8 <u>Definitions</u>. Capitalized words and phrases used in this Agreement shall have the following meanings:

(a)   <u>The Act</u>: "The Act" shall mean The Delaware Limited Liability Act, or any corresponding provisions of succeeding law.

(b)   <u>Code</u>: "The Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provisions of succeeding law.

(c)   <u>Interest Holder</u>: "Interest Holder" means the holder of any interest or membership interest in the Company upon the transfer of a membership interest without the transferee being admitted to the Company as a Member.

(d)   <u>Manager</u>: "Manager" means the Member, Members, or Nonmember(s) who are referred to as the Manager(s) in Article 5 hereof, or any successor or successors thereto.

(e)   <u>Member</u>: "Member" means any holder of a Membership Interest in the Company who has become a Member pursuant to the terms of this Agreement.

(f)   <u>Membership Interest</u>: "Membership Interest" or "Interest" shall mean the respective right of a Member or Interest Holder to an allocative share of the economic benefits of the Company, including net profits, net losses, and distributions, and with respect to Members, the right to vote on matters as to which the Operating Agreement requires or permits Members to vote. Membership Interest of a given Member shall be expressed as a percentage of Units of ownership held by that Member divided by the total number of Units of ownership in the Company then issued and outstanding.

(g)   <u>Net Losses</u>: "Net Losses" means the net loss of the Company, computed in accordance with Code Section 703, applied consistently with prior periods.

(h)   <u>Net Profits</u>: "Net Profits" means the net income of the Company, accordance with Code Section 703, applied consistently with prior periods.

(i)   <u>Regulations</u>: "Regulations" shall mean the regulations issued by the U.S. Treasury Department under the Code.

(j)   <u>Transferee</u>: "Transferee" means a third person or entity to whom a Transferring Member sells, transfers, encumbers, assigns, or otherwise disposes of all or any part of the Member's Interest in the Company.

(k)   <u>Transferring Member</u>: "Transferring Member" means a Member who voluntarily sells, transfers, encumbers, assigns, or otherwise disposes of all or any part of the Member's Interest in the Company to any third person or entity.

(l)   <u>Units</u>: "Unit" or "Units" shall mean the fractional ownership interests in the Company. The initial number of ownership Units of the Company shall be one hundred (100) with each Unit initially representing a one percent (1%) ownership interest in the Company. The number of Units may be adjusted and new Units issued as set forth in Section 7.2 in which case the percentage of ownership in the Company represented by each Unit shall be adjusted accordingly.

Section 18.9   <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 18.10   <u>Gender and Number</u>. As used in this Agreement, the masculine, feminine, and neuter gender, and the singular or plural number shall be considered to include the others whenever the context so indicates.

Section 18.11   <u>Headings</u>. The headings and captions appearing at the beginning of each Article and Section of this Agreement are included herein for the convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any term or provision of this Agreement. This Agreement shall be enforced and construed as if no headings or captions appeared herein.

Section 18.12 Waiver. No waiver of any breach of default of this Agreement by any party hereto shall be considered to be a waiver of any other breach or default of this Agreement.

Section 18.13 Attorney's Fees. If any party brings an action or proceeding (including any cross-complaint, counterclaims, or third-party claim) against any other party by reason of a default by the other party or otherwise arising out of this Agreement, the non-prevailing party shall pay to the prevailing party in such action or proceeding all of the prevailing party's costs and expenses of suit (including the costs and expenses of enforcing any judgment or settlement), including reasonable attorney's fees, which shall be payable whether or not such action is prosecuted to judgment. "Prevailing party" within the meaning of this Section 18.13 includes a party who dismisses an action for recovery hereunder in exchange for payment of the sums allegedly due, performance of covenants allegedly breached, or consideration substantially equal to the relief sought in the action.

Section 18.14 Complete Agreement. This Operating Agreement and the Articles of Organization constitute the complete and exclusive statement among the Members with respect to the subject matter contained therein. This Agreement and the Articles of Organization supersede all prior agreements by and among the Members, including without limitation all prior Operating Agreements.

Section 18.15 Waiver of Partition. Each member hereby waives any right to partition, wholly or the right to take any other action which might otherwise be available to such member for the purpose of severing his or her relationship with the Company or his or her interest in the assets and properties held by the Company from the interest of the other members until the dissolution of the Company.

19. SERIES

Section 19.1 Series Authorized. The Company may have one or more series. Separate and distinct records are to be maintained for any such series. The assets associated with any such series are to be held and accounted for separately from the other assets of the Company, or any other series thereof. Any such series may have a separate business purpose, Managers, and Members from any other series and/or from the Company generally.

Section 19.2 Series Creation and Termination. The Managers by majority vote may create or terminate one or more series. Each series shall be wholly owned by the Parent Company, and shall be deemed disregarded as an entity separate from its owner according to Treasury Regulation § 301.7701-3. However, the Managers may, by majority vote, create one or more series with Managers and Members distinct from those of the Parent Company. Where a series has Members distinct from those of the Parent Company, such series shall be deemed a partnership under Treasury Regulation § 301.7701-3 and the Managers of the Parent Company shall have no authority to unilaterally terminate such series. Such a termination shall require the majority consent of the series Members, series Managers (if different from those of the Parent Company), and the Managers of the Parent Company.

Except as otherwise provided in this Section, the Managers of any series created hereunder shall be bound by the terms of this Operating Agreement. Each series shall be identified in Exhibit "C" attached hereto. Furthermore, each series listed on Exhibit "C" shall incorporate by reference all of the terms and agreements of this Operating Agreement. Additional Exhibits may be attached to this Operating Agreement to document specific details with respect to a given series. Such details might include, but need not be limited to, distinct operating agreements, capital structures, Manager agreements, Beneficial Interests (Partnership Series), etc.

Section 19.3 <u>Series Designation</u>. Upon the creation of a series, the Managers of the Company shall give the said series a designation or name, which shall be unique among the other series within the Company.

Section 19.4 <u>Provisions Incorporated</u>. The provisions of the forgoing Sections, as amended hereinafter, are hereby incorporated as governing each series within the Company:

(a) <u>Members</u>: With regard to this Section, "Member" or "Members" shall mean a Member or Members of a particular series.

(b) <u>Managers</u>: With regard to this Section, "Manager" or "Managers" shall mean a Manger or Managers of a particular series.

(c) <u>Initial Managers</u>: With regard to this Article, the initial Managers of every new series shall be the Managers of the Company generally.

(d) <u>Series Managers</u>: Except as provided in 19.4(c), the Managers of the Company generally shall be the Managers of every series until and unless they shall be removed and new Managers elected by the unanimous action of the Members of the series and the Members of the Company jointly, acting in their sole unrestricted discretion.

(e) <u>Parent Company</u>: With regard to this Section, the "Parent Company" shall mean Real Estate Reserve, LLC.

(f) <u>Disregarded Entity Series</u>: With regard to this Section, a "Disregarded Entity Series" shall mean any series wholly owned by the Parent Company, thus disregarded as entity separate from its owner according to Treasury Regulation § 301.7701-3.

(g) <u>Partnership Series</u>: With regard to this Section, a "Partnership Series" shall mean any series that is not wholly owned by the Parent Company.

Section 19.5 <u>General Governance</u>. Except as set forth in this Section, each series shall be governed by all of the foregoing sections of this Operating Agreement generally.

IN WITNESS WHEREOF, this Operating Agreement is hereby adopted and executed by all the Members of this Company, to be effective as of the date and year its Articles of Organization are filed with the Delaware Secretary of State.

MEMBERS:

Glenn Ribble
_____
Glenn Ribble

Jan 21, 2016
_____
Date

MANAGERS:

Glenn Ribble
_____
Glenn Ribble

Jan 21, 2016
_____
Date

EXHIBIT "A"
Schedule of Values

MEMBER'S INITIAL CONTRIBUTIONS

NAME	ASSET	AMOUNT
Glenn Ribble	cash	$100

©Kyler Kohler Ostermiller & Sorensen, LLP 2015
Real Estate Reserve, LLC- Exhibits

EXHIBIT "B"

Member	Units	% Ownership
Glenn Ribble	100	100%